Exhibit 99.2

Ctrip to Hold Annual General Meeting on October 25, 2019

Shanghai, September 9, 2019 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading provider of online travel and related services including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services (“Ctrip” or the “Company”), today announced that it will hold an annual general meeting of shareholders at Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, on October 25, 2019 at 12:00 pm (Shanghai/Hong Kong time). The Company proposes to change its name from “Ctrip.com International, Ltd.” to “Trip.com Group Limited” subject to approval by vote at the annual general meeting.

The proposed name change will not affect any rights of shareholders or the Company’s operations and financial position.

“Trip.com is a great name that clearly conveys our mission to serve our customers through every part of their travel journey. It is easily relatable and understood by global travel audiences,” said James Jianzhang Liang, Executive Chairman.

“Under the group level, we will continue to operate Ctrip and Qunar as OTA brands for Chinese users, in addition to Trip.com and Skyscanner, our OTA brand and travel search brand for global users, respectively,” said Jane Jie Sun, Chief Executive Officer.

Holders of record of ordinary shares of the Company at the close of business on September 12, 2019 are entitled to notice of, and to vote at, the annual general meeting or any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to the shareholders of the Company for approval at the annual general meeting, is available on the Investor Relations section of the Company’s website at http://ir.ctrip.com.

Ctrip has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2018, with the U.S. Securities and Exchange Commission (the “SEC”). The 2018 annual report of Ctrip on Form 20-F can be accessed on the Company’s website at http://ir.ctrip.com, as well as the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may obtain a copy of the Company’s 2018 annual report on Form 20-F, free of charge, by writing to Investors Relations Department, Ctrip.com International, Ltd., Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, or by email to iremail@ctrip.com.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services. It enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel-related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, internet websites, and toll-free, 24-hour customer service centers. The family of travel brands mainly includes: Ctrip, a leading provider of online travel and related services in China; Qunar, a leading online travel agency in China; Trip.com, an online travel agency for global consumers; and Skyscanner, a leading global travel search site. The Company has experienced significant growth since its inception in 1999 and become one of the largest travel service providers in the world.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: +86 (21) 3406-4880 × 12229

Email: iremail@ctrip.com